March 12, 2020

Eric Smit
Chief Financial Officer
eGain Corporation
1252 Borregas Avenue
Sunnyvale, California 94089

       Re: eGain Corporation
           Form 10-K for the Fiscal Year Ended June 30, 2019
           Filed September 12, 2019
           File No. 001-35314

Dear Mr. Smit:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:    Stan Pierson